

December 23, 2010

Mr. James J. Burke
Chief Financial Officer
Standard Motor Products, Inc.
37-18 Northern Boulevard
Long Island City, NY 11101

      Re: **Standard Motor Products, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 11, 2010
              File No. 001-4743

Dear Mr. Burke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Liquidity and Capital Resources, page 36

Financing Activities, page 37

1.   We note the May 2009 exchange of 6.75% convertible debentures for 15% convertible debentures, and the July 2009 issuance of 15% notes. In future filings, please explain the reasons for incurring this debt, the use of the proceeds, and how the incurrence of such debt fits into your overall business plan. Please provide your proposed disclosures as part of your response. Refer to 501.13.a of the Financial Reporting Codification.

Notes to Consolidated Financial Statements, page 54

Note 1 – Summary of Significant Accounting Policies, page 54

2.   Please disclose your accounting policy for the accrual and disclosure of loss
        contingencies as described in footnote 19 and your policy as to how the changes in your
        various accounting estimates are recorded.

Note 10 – Credit Facilities and Long-term Debt, Page 71

Unsecured Promissory Notes to Related Parties, page 73

3.   Please disclose your related party notes on the face of your balance sheet in future filings.
        Refer to Rule 4-08(k) of Regulation S-X.

Note 15 – Other Income (Expense), Net, page 86

4.   We note the gain on sale of buildings. Please tell us why the gain was not included in
        operating income in accordance with paragraph 360-10-45-5 of the FASB Accounting
        Standards Codification.

Note 16 – Income Taxes, page 86

5.   Please revise future filings to disclose the component amounts of deferred tax assets
        attributable to net operating losses, capital loss and tax credit carry forwards. Refer to
        paragraph 740-10-50-2 of the FASB Accounting Standards Codification.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief